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SEC FILE NUMBER
8-30673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FIRST LIBERTIES SECURITIES, INC. D/B/A FIRST LIBERTIES FINANCIAL

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15150 PRESTON ROAD, SUITE 300
(No. and Street)

DALLAS	TX	75248
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

HILARY BERGMAN	(917) 639-5457	hbergman@firstlibertiesfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA, INC.
(Name – if individual, state last, first, and middle name)

1999 AVENUE OF THE STARS, #1100	CENTURY CITY	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HILARY BERGMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FIRST LIBERTIES SECURITIES, INC., D/B/A FIRST LIBERTIES FINANCIAL, as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT

Notary Public

Donna Mary Decker
My Commission Expires
08/05/2023
ID No. 10157590
NOTARY PUBLIC STATE OF TEXAS

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL

Financial Statement

Review Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2022

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
JUNE 30, 2022

Table of Contents

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of First Liberties Securities, Inc. D/B/A First Liberties Financial

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Liberties Securities, Inc. D/B/A First Liberties Financial (the "Company") as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
September 21, 2022

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS		
Cash	$	83,112
Due from brokers		476,748
Accounts receivable		344,434
Investment in securities at fair value		216,512
Convertible promissory note		50,000
Prepaid expenses		38,210
Due from related parties		4,854
Other assets		1,908
TOTAL ASSETS	$	1,215,778
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	183,065
Deferred revenues		29,650
TOTAL LIABILITIES		212,715
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock; $0 par value, 290 shares authorized, 200 issued and outstanding		10,000
CE Common stock; $0 par value, 10 shares authorized, 10 issued and outstanding		12,500
Additional paid-in capital		835,083
Retained earnings		145,480
TOTAL STOCKHOLDERS' EQUITY		1,003,063
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,215,778

See accompanying notes to financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

First Liberties Securities, Inc. (D/B/A First Liberties Financial) (the "Company" or "FLF") was incorporated in the state of New York in October 1983. The Company is owned by Pelion Financial Group, Inc. (the "Parent"), which acquired it on March 10, 2010 and Carver Edison, Inc., acquired 10 shares of non-voting stock on July 23, 2021. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") since February 14, 1984. The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, municipal securities, variable life insurance, annuities, tax shelters or limited partnerships in primary distributions, interests in mortgages or other receivables and options. The Company introduces its customer accounts to carrying brokers on a fully-disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for corporate securities (other than mutual funds), and to perform investment banking and advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at June 30, 2022.

Revenue Recognition

Investment banking and advisory fees

The Company engages in investment banking and advisory services for business entities. One manner in which fees can be earned is from the performance of ongoing advisory and consulting services. The other way the Company can earn fees is upon the success of an investment banking deal. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for mergers and acquisitions transactions, as there are no significant actions which the Company needs to take subsequent to this date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Revenue from sale of insurance based products
Revenue from sale of insurance based products consists of ongoing trailer fees that are recognized when earned based on the terms of their respective agreements. FLF receives ongoing fees from having placed investors in a variable annuity and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these trailer fees are earned over the lifetime of the investment as long as the investment is in the fund.

Trading gains and losses
Trading gains and losses, unrealized gains and losses and related clearing expenses are recorded on a trade date basis and gross basis.

Commissions
The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis.

Mutual fund revenue
The Company receives ongoing fees from having placed investors in a Mutual Fund and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these ongoing fees are earned over the lifetime of the investment as long as the investment is in the fund.

Hedge fund revenue
The Company receives trailer fees from having placed investors at hedge funds and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these trailer fees are earned over the lifetime of the investment as long as the investment is in the fund. Performance fees are only paid and earned at the end of a year if the fund performs at the levels that are necessary to require performance fees.

Securities Received as Investment Banking Revenues
From time to time, the Company receives securities in the form of restricted stock as compensation for various types of investment banking services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement, typically the closing date of the transaction. If the securities received by the Company are restricted, the securities are generally valued based on the market price less a management estimated liquidity discount when valuing the securities. The revenue related to the initial fair market value of the securities received for services performed by the Company are included in Investment banking revenues in the Statement of Operations.

Other income and Administrative fees from Representatives
Other income includes administrative fees from registered representatives of the Company. The Company charges its reps back for certain expenses (regulatory fees, insurance) as they are incurred by the Company. They also charge an administrative fee as work is performed by management in their HR capacity. The remainder of other income includes interest income.

Over the Counter Options Premiums
The Company sell Over the Counter (“OTC”) call options to an institution. The expirations dates can vary between 3, 6 and 12 months. The premium we receive is booked as a non-allowable asset till the premium dollars are received, usually 2 days after the expiration date. The premium is then booked as revenue. Premiums earned for the year ended June 30, 2022 amounted to $398,318.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition (Continued)

Disaggregation of Revenue
All of the Company's revenues for the year ended June 30, 2022 are disaggregated on the Statement of Operations.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are realized when the cash is received. The receivable balance as of the year ended June 30, 2022 was $344,434 which is comprised of OTC options premiums and commissions receivables. OTC options premiums receivables as of June 30, 2022 was $234,174.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are realized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of June 30, 2022, contract asset balance was $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are realized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of June 30, 2022, there were no contract liabilities.

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes
The Company consolidates its tax return with the majority owner (Parent), on a calendar year basis.. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal and state income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax expenses and benefits are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022, the Company had net capital of $599,859 which was $499,859 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.3546 to 1.

NOTE 4 – CONCENTRATION OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2022, the amount in excess of insured limits was $0.

Revenues
During the year ended June 30, 2022, approximately 63% of the Company's revenue was from three customers.

NOTE 5 – LEASES:

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term. The Company currently leases office space on a short term basis in Dallas, Texas . The current lease expires on September 30, 2022. The Company no longer has New York or Kansas City office space. Rent expense for the year ended June 30, 2022 amounted to $7,620.

NOTE 6 – FAIR VALUE MEASUREMENT:

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

NOTE 6 – FAIR VALUE MEASUREMENT (CONTINUED):

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company.

The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of June 30, 2022:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 214,447	$ -	$ 2,065	$ 216,512
Promissory Note	-	-	50,000	50,000
Total	$ 214,447	$ -	$ 52,065	$ 266,512
Liabilities				
Equities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

There were no other financial assets or liabilities measured at fair value under ASC 820 as of June 30, 2022.

Transfers in and out reconciliation:

Balance at July 1, 2021	$ 63,237
Restricted stock fair MV adjustment	(45,933)
Restricted stock transferred to Level 1	(15,239)
Investment in Convertible Promissory Note	50,000
Balance at June 30, 2022	$ 52,065

The Company invested $50,000 on July 28, 2021 in a Convertible Promissory Note with simple interest on the outstanding principal amount at the rate of eight percent (8%) per annum as long as the Note is not converted to stock prior to its maturity. The note will mature on July 28, 2023. The Company evaluated the fair market value of the promissory note and determined any accrued interest would be written off to zero, thus maintaining the principal balance as the fair market value.

NOTE 7 – RELATED PARTY TRANSACTIONS:

At June 30, 2022, the Parent owed the Company $0. The Company has no payable to the Parent as of June 30, 2022. The Company pays certain expenses on behalf of the parent company such as legal and taxes as they arise and as needed which resulted in the intercompany balance. Registered representatives of the firm were charged $67,976 for administrative fees and reimbursement of expenses, which have been paid in full to the Company. As of June 30, 2022, $0 is payable to the officer. The Company receives reimbursements from registered representatives for various expenses, as well as revenues received in advance which is recorded as deferred revenue when received. Deferred revenue for the year ended June 30, 2022, amounted to $29,650.

NOTE 8 – INCOME TAXES:

As discussed in Note 2, the Company is owned by Pelion Financial Group, Inc., and Carver Edison, Inc., and is included in the majority owner's consolidated income tax returns. In the event of an income tax liability, a portion of the consolidated income tax liability would be allocated to the Company as if the Company had filed separate income tax returns. As of June 30, 2022 the income tax benefit for the year allocated to the Company was $(41,065), shown in the income tax provision on the Statement of Operations.

Current	$	(41,065)
Deferred		-
Total	$	(41,065)

NOTE 9 – FIXED ASSETS:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over one to five years, the estimated useful lives of the assets. Fixed assets consisted of the following as of June 30, 2022:

			Useful Life
Fixed Assets	$	3,452	1 to 5 years
Less: Accumulated depreciation		3,452	
Net fixed assets	$	-	

For the year ended June 30, 2022, depreciation expense was $1,039 and fixed assets are fully depreciated.

NOTE 10 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended June 30, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 11 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2022, or during the year then ended.

NOTE 12 – DUE TO/FROM BROKERS:

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing brokers as well as collateral for securities sold short or securities purchased on margin.

Due from brokers represents amounts due from a clearing brokers, which included clearing deposits of $187,658 and $289,090 receivable balance at June 30, 2022.

NOTE 13 – STOCKHOLDERS' EQUITY:

On May 20, 2021, the Company amended its Articles of Incorporation to authorize an additional ninety (90) shares of common stock and to authorize ten (10) shares of a new class of non-voting common stock titled CE Group Common Stock. On July 23, 2021, the ten (10) shares of a new class of non-voting common stock were issued.

NOTE 14 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.